Exhibit (h)(xxi)
Schroder Investment Management North America Inc.
875 Third Avenue, 22nd Floor, New York, NY 10022-6225
February 26, 2010
Schroder Series Trust
875 Third Avenue, 22nd Floor
New York, NY 10022
Re: Fee Waivers and Expense Reimbursements
Dear Ladies and Gentlemen:
This is to inform you that we hereby agree, from February 28, 2010 through February 28, 2011, to (i) reduce the annual rate at which we will be compensated for our services as investment adviser of Schroder Multi-Asset Growth Portfolio by 0.32% and (ii) if necessary, to pay other Fund expenses to the extent that the Fund’s total annual Fund operating expenses (other than expenses incurred directly in connection with investments in other entities, interest, taxes and extraordinary expenses) attributable to its A Shares, Advisor Shares, Investor Shares, and R Shares, exceed the following annual rates (based on the average net assets of each share class of the Funds taken separately):

A Shares	Advisor Shares	Investor Shares	R Shares
1.50%	1.50%	1.25%	1.75%
Sincerely,
Schroder Investment Management North America Inc.
By:           /s/ Mark A. Hemenetz
Name: Mark A. Hemenetz
Title: President and Principal Executive Officer